Exhibit 4

ARCHER-DANIELS-MIDLAND COMPANY

to

JPMORGAN CHASE BANK

Trustee

_____

SECOND SUPPLEMENTAL INDENTURE*

Dated as of October 11, 2002

_____

* Supplementing the Indenture dated as of June 1, 1986 and the Supplemental Indenture dated as of August 1, 1989 between the parties to this Second Supplemental Indenture

SECOND SUPPLEMENTAL INDENTURE, dated as of October 11, 2002, between ARCHER-DANIELS-MIDLAND COMPANY, a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company"), having its principal office at 4666 Faries Parkway, Decatur, Illinois 62525, and JPMORGAN CHASE BANK, a New York banking corporation, as Trustee under the Indenture hereinafter defined (herein called the "Trustee").

WHEREAS, the Company previously issued and sold $500 million aggregate principal amount of its 5.875% Debentures due October 1, 2032 (the "Debentures") under an Indenture dated as of June 1, 1986, as supplemented by the Supplemental Indenture thereto dated as of August 1, 1989, between the Company and JPMorgan Chase Bank (as so supplemented, the "Indenture"); and

WHEREAS, Section 901 of the Indenture provides that the Company (when authorized by a Board Resolution) and the Trustee may enter into a supplemental indenture without the consent of any Holders of Securities with respect to the purposes enumerated therein; and

WHEREAS, the execution of this Second Supplemental Indenture has been duly authorized by the Company and the Trustee, and all things necessary to make this Second Supplemental Indenture a valid, binding and legal instrument according to its terms and the terms of the Indenture have been done and performed; and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH that, for and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE 1

SECTION 101. Amendment to Name of Series.

The series of Securities issued under the Indenture now known as the "5.875% Debentures due October 1, 2032" is hereby designated, and shall hereafter be known as, the "5.935% Debentures due October 1, 2032".

SECTION 102. Amendment to Interest Rate.

The Debentures, which currently bear interest at the rate of 5.875% per annum, are hereby amended to provide that such Debentures shall bear interest from October 1, 2002 at the rate of 5.935% per annum (which rate may not be reset at the option of the Company).

SECTION 103. Amendment to Debentures.

The Debentures, which are evidenced by a debenture in the original principal amount of $400,000,000 and a debenture in the original principal amount of $100,000,000, each issued on October 1, 2002, are hereby deemed to be amended in any and all respects necessary to give full effect to the amendments set forth in Sections 101 and 102 hereof.

ARTICLE 2

Except as expressly supplemented or amended as set forth in this Second Supplemental Indenture, the Indenture and the Debentures are each hereby ratified and confirmed, and all the terms, provisions and conditions thereof shall be and continue in full force and effect. The Indenture and this Second Supplemental Indenture shall be read, taken and construed as one and the same instrument and shall be binding upon all the Holders of the Securities.

The Trustee accepts the trusts created by the Indenture, as supplemented by this Second Supplemental Indenture, and agrees to perform the same upon the terms and conditions in the Indenture as supplemented by this Second Supplemental Indenture.

This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the jurisdiction which govern the Indenture and its construction.

ARTICLE 3

This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

ARCHER-DANIELS-MIDLAND COMPANY

By: /s/ D.J. Schmalz

   Title: Senior Vice President

JPMORGAN CHASE BANK

By: /s/ [illegible]

   Title: Authorized Officer